Exhibit (a)(1)
1985 Cedar Bridge Avenue, Suite 1 Lakewood, New Jersey 08701 Lightstronegroup.com
April 24, 2024
Dear Stockholder,
West 4 Capital LP and certain of its affiliates (“West 4”) have commenced an unsolicited offer (the “West 4 Offer”) to purchase up to 700,000 shares of common stock (the “Shares”) of Lightstone Value Plus REIT II, Inc. (the “Company”) at a price equal to $5.37 per Share in cash. The West 4 Offer expires on June 12, 2024, unless extended. Please note that West 4 is not affiliated with the Company or its advisor. After carefully evaluating the West 4 Offer and consulting with our management and legal advisor, the Board of Directors of the Company (the “Board”) recommends that you reject the Everest Offer and not tender your shares.
As more fully set forth in the enclosed Schedule 14D-9, we believe that the West 4 Offer is not in the best interests of our stockholders because, among other reasons, the Board believes that the offer price is less than the current and potential long-term value of the shares. On March 18, 2024, the Board approved an estimated net asset value per Share (the “NAV per Share”) of the Common Stock of $9.84.1 The NAV per Share of $9.84 is $4.47 per share (45%) higher than the West 4 Offer.
Given the West 4 Offer price, the Board believes that you should view West 4 as an opportunistic purchaser that is attempting to acquire your shares at a deeply discounted price in order to profit at your expense.
In order to deter West 4 and other potential future bidders that may try to exploit the illiquidity of the Shares and acquire them from stockholders at prices substantially below their most recently published estimated NAV per Share, the Board has authorized a self-tender offer (the “Self-Tender Offer”) for up to 700,000 Shares at a price of $6.00 per Share, which is $0.63 per share (12%) higher than the West 4 Offer. Although the Board has approved the Self-Tender Offer, it recommends that you reject the Self-Tender Offer and not tender your shares.
You should carefully read the enclosed Offer to Purchase and Letter of Transmittal for the Self-Tender Offer, each of which have been filed as exhibits to a Schedule TO filed with the Securities and Exchange Commission, before making your decision with regard to the Self-Tender Offer.
As required by SEC rules, the SRP was suspended in connection with the Self-Tender Offer. While the SRP is suspended, the Company will not accept any requests for redemption and any new requests and all pending requests will not be honored or retained, but will be returned to the requestor.
The Board notes that each stockholder must evaluate whether to tender his or her shares only after a review of the West 4 Offer and the Self-Tender Offer and the various factors discussed or noted in the Offer to Purchase. In doing so, the Company encourages you to read carefully the Offer to Purchase, the Letter of Transmittal and other materials relating to the Self-Tender Offer and enclosed herewith. These materials also contain information as to how to properly tender your shares in the Self-Tender Offer.
Unless extended or withdrawn, the Self-Tender Offer will expire at 11:59 p.m., Eastern Time on June 14, 2024. Upon expiration, payment for the shares accepted for purchase in the Self-Tender Offer will occur promptly in accordance with applicable law. Questions and requests for assistance or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Company’s Investor Relations department by calling (844) 808-7348. The Company will promptly furnish to stockholders additional copies of the materials at its own expense.

We appreciate your trust in the Company and the Board and thank you for your continued support. We encourage you to follow the Board’s recommendation and not tender your shares in the West 4 Offer.
Sincerely,
David Lichtenstein
Chairman and Chief Executive Officer
Lightstone Value Plus REIT II, Inc.
(1)
For a full description of the methodologies and assumptions, as well as certain qualifications, used to determine the estimated values of the Company’s assets and liabilities in connection with the calculation of its NAV per Share of $9.84, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 27, 2024. Please note that the Company’s most recently published estimated NAV per Share of $9.84 is as of December 31, 2023 and was calculated as of a specific date. Accordingly, the value of the Shares may fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and capital markets. These risks have not been priced into the Company’s estimated NAV per Share of $9.84. There is no assurance of the extent to which the most current estimated valuation should be relied upon for any purpose after its effective date.

Cautionary Note Regarding Forward-Looking Statements
The foregoing includes forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect actual results, performances or achievements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to (i) changes in market factors that could impact our rental rates and operating costs, (ii) financing risks, such as the inability to obtain equity, debt, or other sources of financing on favorable terms, (iii) changes in governmental laws and regulations, (iv) the level and volatility of interest rates and the availability of suitable acquisition opportunities. Accordingly, there is no assurance that our expectations will be realized.
Forward-looking statements in the foregoing reflect our management’s view only as of the date of this letter, and may ultimately prove to be incorrect. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as required by applicable law.